Five Years. Five Stars.

Paradigm
Capital Management, Inc.

The Paradigm Value Fund is proud to continue its tradition of outperformance for a fifth year. We are grateful to our investors for their confidence and trust over the years. We will continue to pursue a disciplined value investment strategy as the fund embarks on its next five years.

Morningstar Ratings:

The Paradigm Value Fund received a five-star rating in the Small Value category from Morningstar for the three-year and five-year periods ending 12/31/07.

★ ★ ★ ★ ★

OVERALL, THREE-YEAR AND FIVE-YEAR

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-239-0732. Please obtain and carefully read the prospectus before investing.

Planning For Retirement?

You generally have until April 15, 2008 to make 2007 contribution to a Roth or Traditional IRA. The limit for the 2007 tax year is $4,000, or $5,000 for individuals who were 50 or older in 2007. You can also make a 2008 contribution if you have already contributed for 2007.

If you want to diversify your portfolio, you may also want to consider the Paradigm Select Fund (PFSLX) or the Paradigm Opportunity Fund (PFOPX). Both funds are managed by the same portfolio managers currently running the Paradigm Value Fund, but offer complementary investment strategies.

*Please visit **www.paradigm-funds.com** for more information and a prospectus, or contact Gordon Sacks, Vice President, 518-431-3261 or gsacks@paradigmcapital.com.*